SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  FORM 12b-25

                             Commission File Number:
                                     0-24138

                          NOTIFICATION OF LATE FILING

(Check One):

 X      Form 10-K       ____    Form 11-K       ____    Form 20-F
 ____   Form 10-Q       ____    Form N-SAR

        For Period Ended: Fiscal Year Ended June 30, 1996

____    Transition Report on Form 10-K  ____    Transition Report on Form 10-Q
____    Transition Report on Form 20-F  ____    Transition Report on Form N-SAR
____    Transition Report on Form 11-K

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the Item(s) to which the notification relates:    Not Applicable.

PART I - REGISTRANT INFORMATION

Full name of registrant: United Payphone Services, Inc.
Former name if applicable: Not Applicable.
Address of principal executive office (Street and number)
1725 West Third Street
City, state and zip code
Tempe, Arizona 85281-2440



PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box).

 X      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 X      (b) The subject annual report,  semi-annual report, transition report of
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On September 9, 1996, the registrant terminated the services of the attorney formerly responsible for preparing the registrant's Form 10-KSB and other periodic SEC reports. The registrant engaged new legal counsel concurrently with the above termination. The new legal counsel has not represented the registrant on any matters in the past. The registrant believes that it would be difficult if not impossible for its new legal counsel to prepare and file the registrant's Form 10-KSB on or before September 30, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          David Westfere   (602) 829-8777
             (Name)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed?  X  Yes   _______ No  If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ____ Yes X No

          If  so,  attach  an   explanation  of  the  anticipated  change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant expects to report a net loss of approximately $.04 per share of Common Stock for the fiscal year ended June 30, 1996, compared to a net loss of $.06 per share of Common Stock for the comparable prior period.


                         United Payphone Services, Inc.
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 25, 1996        By  David Westfere
                                Its President